Raymond James Financial, Inc. Electronic EDGAR Proof

Job Number:

Filer:

Form Type: **8-K**

Reporting Period / Event Date: **08/13/09**

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EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer C. Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	08/13/09
Item IDs	7.01
Notify via Filing website Only	off
Emails	lisa.williford@raymondjames.com
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	k8081309.htm	
	8K	
EX-99.1	ex99_1.htm	
	Debt offering press release	
GRAPHIC	logo.jpg	
	logo	
8-K	submissionpdf.pdf	
	pdf	

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>08/13/09</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8081309.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8K</value></field>
                <data sid="data1"><filename>k8081309.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Debt offering press release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>logo</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></fi
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

August 13, 2009
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On August 13, 2009, Raymond James Financial, Inc. issued a press release announcing the pricing of a registered underwritten public offering of $300,000,000 principal amount of 8.60% senior notes due 2019. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Exhibit No.

99.1 Press release dated August 13, 2009 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: August 17, 2009

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Exhibit 99.1



August 13, 2009

FOR IMMEDIATE RELEASE

RAYMOND JAMES ANNOUNCES PRICING
OF PUBLIC OFFERING OF SENIOR NOTES

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. (NYSE-RJF) today announced the pricing of a registered underwritten public offering of $300,000,000 in aggregate principal amount of its 8.60% senior notes due 2019 at a public offering price of 99.983% of principal amount. Raymond James will pay interest on the notes semi-annually on February 15 and August 15 beginning on February 15, 2010. The net proceeds of the offering are expected to fund capital contribution(s) to Raymond James Bank, FSB and to fund future growth of Raymond James' domestic broker/dealer subsidiaries as well as be employed as working capital.

J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. acted as joint bookrunners for the offering; Keefe, Bruyette & Woods, Inc. and Raymond James & Associates, Inc. acted as co-managers. The public offering is being made by means of a prospectus. Raymond James has filed a registration statement including a prospectus with the Securities and Exchange Commission (SEC) for the offering to which this announcement relates. These documents are available for free at sec.gov. Alternatively, the issuer, underwriter or any dealer participating in the offering will provide the relevant prospectus upon request. Contact J.P. Morgan Securities Inc. collect at 212-834-4533, or Citigroup Global Markets Inc. at 877-858-5407. A copy of the preliminary prospectus is also available for no charge at sec.gov.

This press release contains statements that do not directly or exclusively relate to historical facts. These types of statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause the company's actual results to differ materially from expectations. You should read and interpret any forward-looking statements together with the risk factors contained under the caption "Risk Factors" in the prospectus supplement for the offering to which this release relates and the company's other SEC filings. Any forward-looking statement speaks only as of the date on which that statement is made. The company will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

About Raymond James Financial

Raymond James Financial, Inc. (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have more than 5,300 financial advisors serving approximately 1.8 million accounts in approximately 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $196 billion, of which approximately $29 billion are managed by the firm's asset management subsidiaries. The firm's website is raymondjames.com.

-30-

For more information, contact Anthea Penrose at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media